Gregory George Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity MESOBLAST LIMITED ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Gregory George Date of last notice 13 March 2025 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Direct and indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. JP Morgan Nominees Australia Pty Limited (Interest in ordinary shares held in the form of American Depositary Shares (“ADS”) held by custodian JP Morgan Nominees Australia Pty Limited. Interest in the ADSs held by G to the Fourth Investments, LLC) Date of change 17 and 21 April 2025 No. of securities held prior to change Direct 19,350,005 ordinary shares 200,000 warrants convertible into ADS. Each ADS represents 10 ordinary shares. Indirect 4,551,275 ordinary shares 6,830,602 warrants to acquire ordinary shares 22,972,084 ADS. Each ADS represents 10 ordinary shares. Grantor of put option over 50,000 ADS, each representing 10 ordinary shares Class See above Number acquired 50,000 ADS, each representing 10 ordinary shares Exhibit 99.1

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 2 3476-9185-3625, v. 1 Number disposed Expiry of put option over 50,000 ADS, each representing 10 ordinary shares Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation Nil for expiry of the put option US$521,917.29 for the ADS purchased No. of securities held after change Direct 19,350,005 ordinary shares 200,000 warrants convertible into ADS. Each ADS represents 10 ordinary shares. Indirect 4,551,275 ordinary shares 6,830,602 warrants to acquire ordinary shares 23,022,084 ADS. Each ADS represents 10 ordinary shares. Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back Expiry of unexercised put option over 50,000 ADS. On market purchase by G to the Fourth Investments, LLC of 50,000 ADS. Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract N/A Nature of interest Name of registered holder (if issued securities) Date of change No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Interest acquired Interest disposed Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Interest after change

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 3 3476-9185-3625, v. 1 Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? If prior written clearance was provided, on what date was this provided?